Disclaimer:
The numbers in Korea Electric Power Corporation (“KEPCO”) Financial Results as of December 31, 2004 and 2003 as presented below are preliminary and subject to change during the course of an audit by KEPCO’s independent accountants, Samjung & Co..

Preliminary KEPCO Financial Results as of December 31, 2004 and 2003

			Year on Year
(Unit : in billions of Korean Won)	2004	2003	Change
Operating revenues	23,600	22,398	5.4%

Operating income	1,973	1,813	8.8%

Income before tax	3,989	3,100	28.7%

Net income	2,881	2,316	24.4%

Total assets	58,917	56,470

Total liabilities	18,640	18,827

Common stock (C)	3,204	3,204

Shareholders’ equity (D)	40,277	37,643

(D)/(C)	1257%	1175%

Disclaimer:
The financial numbers in KEPCO & GENCOs CONSOLIDATED STATEMENTS OF INCOME as presented below are not consolidated and made by simply adding the results of operations of Korea Electric Power Corporation (“KEPCO”) to the results of operations of the six generation subsidiaries of KEPCO (“GENCOs”), after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to KEPCO management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial statement may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of acquiring or selling any securities of KEPCO or any other investment decision in respect of securities of KEPCO and GENCOs.

Preliminary KEPCO & GENCOs Consolidated Statements of Income
as of December 31, 2004 and 2003

			Year on Year
			Change
(Unit : in billions of Korean Won)	2004	2003
Operating revenues:	23,661	22,530	5.0%

Sale of electric power	23,193	21,915	5.8%
Other electricity revenues	358	305	17.4%
Revenues from other businesses	110	310	-64.5%
Operating expenses:	19,404	17,554	10.5%

Fuel	7,421	5,486	35.3%
Power purchased for resale	1,345	1,384	-2.8%
Labor	1,569	1,459	7.6%
Retirement benefit	209	163	28.0%
Maintenance	1,770	1,594	11.0%
Depreciation	4,722	4,605	2.6%
Commission	597	554	7.8%
Other	1,659	2,002	-17.2%
Expenses for other businesses	112	308	-63.4%
Operating income	4,257	4,976	-14.4%

Other income:	1,719	822	109.1%

FX gain	876	51	1603.7%
Investment income from affiliates	277	227	22.0%
Other	566	544	4.1%
Other expenses:	1,330	1,750	-24.0%

Interest expenses	707	792	-10.7%
FX loss	9	256	-96.3%
Other	614	702	-12.5%
Income before tax	4,646	4,048	14.8%

Provision for income taxes	1,765	1,732	1.9%
Net income	2,881	2,316	24.4%